UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ABENGOA

Spanish Securities Market Commission

Seville, May 20, 2014

Ref.: Relevant Facts

Dear Sir/Madam,

Abengoa, S.A. (the “Company”) herewith informs the the following:

Relevant Fact

Abengoa appoints, effective May 20, Mrs. Aida Pérez as new Head of Legal Services.  Mrs. Pérez replaces José Cerro, who is moving on to new professional challenges outside of Abengoa.  Mrs. Pérez has previously worked in the legal departments of Befesa (Vice-secretary General and Deputy Legal Director at Befesa Medio Ambiente since 2010) and Abengoa Water (2012 Legal Director).  She holds a Law degree from Alcala de Henares University and a MA in Environmental Policies from University Carlos III in Madrid.

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: May 20, 2014